AH
3/18/2002

02019337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
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SEC FILE NUMBER
8-10438

RECEIVED MAR 01 2002 SEC MAIL PROCESSING SECTION 365 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST MANHATTAN CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 MADISON AVENUE
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. CAREY **(212) 756-3142**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-20

OATH OR AFFIRMATION

I, MICHAEL P. HELMICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FIRST MANHATTAN CO., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael P Helmick
Signature

Operations Partner
Title

Evelynita T. Gedorio
Notary Public

EVELYNITA T. GEDORIO
NOTARY PUBLIC, State of New York
No. 60-4992570
Qualified in Kings County
Commission Expires March 23, 2002

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of First Manhattan Co. at December 31, 2001 is true and correct. We further affirm that neither the firm nor any partner has any proprietary interest in any account classified solely as that of a customer and that the statement of financial condition of the firm is made available to all firm members and allied members of the New York Stock Exchange, Inc.

Neal K. Ott
Partner

Michael P Schmidt
Partner

Evelynita T. Gedorio
Notary Public

EVELYNITA T. GEDORIO
NOTARY PUBLIC, State of New York
No. 60-4992570
Qualified in Kings County
Commission Expires March 23, 2002

STATEMENT OF FINANCIAL CONDITION

First Manhattan Co.

December 31, 2001
with Report of Independent Auditors

First Manhattan Co.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Partners
First Manhattan Co.

We have audited the accompanying statement of financial condition of First Manhattan Co. (the "Firm") as of December 31, 2001. This statement of financial condition is the responsibility of the management of the Firm. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Manhattan Co. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

First Manhattan Co.

Statement of Financial Condition

December 31, 2001

Assets	
Cash in banks	**$ 3,085,029**
U.S. Treasury obligations, at market, deposited in a special reserve bank account for the exclusive benefit of customers	**997,230**
Receivable from clearing broker, net	**1,683,120**
Investment advisory fees receivable	**2,995,483**
Investments owned by the Firm or contributed as capital by partners, at market or fair value:	
U.S. Government securities	**20,845,863**
Other	**8,692,011**
Secured demand notes receivable, fully collateralized	**11,640,000**
Exchange memberships, at adjusted cost (market value—$2,200,000)	**31,000**
Fixed assets, net of accumulated depreciation and amortization of $4,543,380	**1,470,529**
Other assets	**981,276**
	$ 52,421,541
Liabilities and net worth	
Accounts payable and accrued expenses	**$ 7,938,847**
Secured demand notes	**11,640,000**
Total liabilities	**19,578,847**
Net worth	**32,842,694**
	$ 52,421,541

First Manhattan Co.

Notes to Statement of Financial Condition

December 31, 2001

1. First Manhattan Co. (the "Firm") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Firm is engaged in the business of providing investment advisory and securities brokerage services. Effective March 17, 1999, the Firm entered into a fully disclosed clearing agreement with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Firm's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Firm's clients.

2. Secured demand notes from partners (maturing January 31, 2010) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $5,998,859 has also been contributed by the partners.

3. The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirement in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than 2% of aggregate debit items, as defined, arising from customer transactions. At December 31, 2001, the Firm had net capital, as defined, of $32,037,236 which exceeded required net capital of $250,000 by $31,787,236.